Exhibit 99.1

Innate Pharma: Monalizumab Combined With Cetuximab and Durvalumab Demonstrates Anti-Tumor Activity in First-Line Recurrent or Metastatic Head and Neck Cancer at ESMO Immuno-Oncology 2021 Congress

First chemo-free triplet shows preliminary activity and an acceptable safety profile with low rate of discontinuation

MARSEILLE, France--(BUSINESS WIRE)--December 9, 2021--Regulatory News:

Innate Pharma SA (Euronext Paris:IPH; Nasdaq:IPHA) (“Innate” or the “Company”) today announced that data from the Phase 2 expansion cohort (‘cohort 3’), exploring the triplet combination of monalizumab, cetuximab and durvalumab in the first-line treatment of patients with recurrent or metastatic head and neck squamous cell cancer (R/M HNSCC), will be presented virtually today at the ESMO Immuno-Oncology Congress 2021.

Monalizumab, Innate’s lead partnered asset, is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor-infiltrating cytotoxic CD8+ T cells and NK cells.

“These data show anti-tumor activity in the first study to evaluate this chemo-free triplet combination in first-line recurrent or metastatic head and neck cancer,” said Joyson Karakunnel, M.D., MSc, FACP, Chief Medical Officer of Innate Pharma. “We believe that the combination of monalizumab with the other two antibodies has the potential to become a new treatment option for patients. We look forward to collaborating with AstraZeneca on next steps of this program.”

Key Data Highlights

After a median follow-up of 16.3 months, preliminary data suggest anti-tumor activity in the triplet of monalizumab, cetuximab and durvalumab in first-line treatment of R/M HNSCC.

As of August 1, 2021, 40 patients were enrolled. Thirteen patients had a confirmed response with a 32.5% overall response rate (95% confidence interval (CI): 20-48), including three complete responses. Seven out of 13 responders were still on treatment. Median duration of response was not yet reached (95% CI: 7.1-not available). The survival rate at 12 months was 58.6% (95% CI: 45-77) and the median overall survival was 15 months (95% CI: 11.4 - not available).

In addition, Innate performed an exploratory subgroup analyses (n=40) according to Combined Positive Score (CPS), which is a PD-L1 scoring method that helps predict response to anti-PD-(L)1 therapy. In this analysis, CPS>1 (n = 25), the subset that had the greatest number of patients, showed a 40% overall response rate (95% CI: 23-59) and median overall survival of 17.3 months (95% CI: 14.7-NA). There were 5 patients with CPS<1, and CPS was unavailable for 10 patients.

The safety of this chemotherapy free regimen was acceptable with a low rate of discontinuation.

Presentation Details

  The oral presentation (#123MO) entitled, “Monalizumab, cetuximab and durvalumab in first-line treatment of recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN): a phase 2 trial,” will be presented from 12:15-12:20 pm CET today.

About Monalizumab:

Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies.

AstraZeneca obtained full oncology rights to monalizumab in October 2018 through a co-development and commercialization agreement initiated in 2015. The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in different malignancies.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors
Innate Pharma
Henry Wheeler
+33 761 88 38 74
Henry.wheeler@innate-pharma.fr

Media
Innate Pharma
Tracy Rossin (Global/US)
+1 240 801 0076
Tracy.Rossin@innate-pharma.com

ATCG Press
Marie Puvieux (France)
+33 (0)9 81 87 46 72
innate-pharma@atcg-partners.com